Subject to Completion Preliminary Term Sheet dated December 17, 2007	Filed Pursuant to Rule 433 Registration No. 333-132911

Units	Expected Pricing Date*	January	, 2008
STrategic Accelerated Redemption SecuritiesSM (the “Notes”)	Settlement Date*	February	, 2008
Linked to the Nasdaq-100® Index	Maturity Date*	February	, 2010
Due February , 2010	CUSIP No.
$10 principal amount per unit
Term Sheet No.

Merrill Lynch & Co., Inc.

•       The Notes will be called at an amount equal to the $10 principal amount per unit plus the Call Premium of between 9% to 13% per annum if the closing level of the Nasdaq-100® Index on any observation date is equal to or greater than 100% of its starting value

•       A maturity of approximately 2 years

•       1-to-1 downside exposure to decreases in the level of the Nasdaq-100® Index in excess of a Threshold Level with up to 90% of the principal amount at risk if the Notes are not called prior to maturity

•       No periodic interest payments

•       No listing on any securities exchange

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement STR-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in January or February, the settlement date may occur in January or February, the maturity date may occur in January or February and the observation dates may be adjusted accordingly. Any reference in this term sheet to the month in which the settlement date, maturity date or observation dates will occur is subject to change as specified above.

“STrategic Accelerated Redemption Securities” is a service mark of Merrill Lynch & Co., Inc.

“The Nasdaq-100®”, “Nasdaq-100 Index®” and “Nasdaq®” are trade or service marks of The Nasdaq Stock Market, Inc. and are licensed for use by Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

January    , 2008

Summary

The STrategic Accelerated Redemption Securities Linked to the Nasdaq-100® Index due February             , 2010 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that provide for an automatic call of the Notes if the closing level of the Nasdaq-100®Index (the “Index”) on any Observation Date is greater than or equal to the Starting Value of the Index, as determined on the Pricing Date. If the Notes are called on any Observation Date, you will receive an amount per unit (the “Call Amount”) equal to the $10 original public offering price of the Notes plus the applicable Call Premium. If your Notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will not be greater than the original public offering price per unit and will be based on the direction of and percentage change in the level of the Index from the Starting Value, as determined on the Pricing Date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes. Investors also must be prepared to have their Notes called by us on any possible Observation Date.

Terms of the Notes	Determining Payment for the Notes

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Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations assuming:

1)	a hypothetical Starting Value of 2,083.72, the closing level of the Index on December 11, 2007;

2)	a hypothetical Threshold Level of 1,875.35 (90% of the hypothetical Starting Value);

3)	a term of the Notes from December 18, 2007 to December 18, 2009, a term expected to be approximately equal to that of the Notes;

4)	a Call Premium of 11.00% of the $10 Original Public Offering Price per unit per annum, the midpoint of the range of 9.00% and 13.00%; and

5)	hypothetical Observation Dates occurring on December 19, 2008, June 18, 2009 and December 11, 2009. The actual Observation Dates will occur approximately every six months beginning with the first Observation Date which will occur approximately one year after the Settlement Date.

Examples

The Notes are Called on one of the Observation Dates

The Notes have not been previously called and the hypothetical closing level of the Index on the relevant Observation Date is equal to or greater than the Call Level. Consequently the Notes will be called at the Call Amount per unit equal to $10.00 plus the applicable Call Premium.

Example 1

If the call is related to the Observation Date that falls on December 19, 2008, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $1.10 = $11.10 per Note.

Example 2

If the call is related to the Observation Date that falls on June 18, 2009, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $1.65 = $11.65 per Note.

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Example 3

If the call is related to the Observation Date that falls on December 11, 2009, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $2.20 = $12.20 per Note.

The Notes are not Called on any of the Observation Dates

Example 4

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the last Observation Date is not less than the hypothetical Threshold Level of 1,875.35 (90% of the hypothetical Starting Value). The Redemption Amount received at maturity per Note will therefore be $10.00

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Example 5

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the last Observation Date is less than the hypothetical Threshold Level of 1,875.35 (90% of the hypothetical Starting Value). The Redemption Amount you will receive at maturity will be less, and possibly significantly less, than the original $10.00 public offering price per Note.

If the Ending Value is 1,733.03, or 83.17% of the Starting Value, the payment at maturity will be:

$10 + [$10 x (1,733.03 – 1,875.35) / 2,083.72] = $9.32 per Note

Summary of the Hypothetical Examples

Notes are Called on an Observation Date	Observation Date on December 19, 2008	Observation Date on June 18, 2009	Observation Date on December 11, 2009

Hypothetical Starting Value	2,083.72	2,083.72	2,083.72
Hypothetical Call Level:	2,083.72	2,083.72	2,083.72
Hypothetical closing value of the Index on the Observation Date	2,386.48	2,257.71	2,144.77
Return of the Index (excluding any dividends)	14.53%	8.35%	2.93%
Return of the Notes	11.00%	16.50%	22.00%
Call Amount per Unit	$11.10	$11.65	$12.20

Notes are Not Called on any Observation Date	Ending Value exceeds the Threshold Level	Ending Value does not exceed the Threshold Level
Hypothetical Starting Value	2,083.72	2,083.72
Hypothetical Ending Value	1,992.04	1,733.03
Hypothetical Threshold Level	1,875.35	1,875.35
Is the hypothetical Ending Value less than the Hypothetical Threshold Level?	No	Yes
Return of the Index (excluding any dividends)	-4.40%	-16.83%
Return of the Notes	0.00%	-6.83%
Redemption Amount per Unit	$10.00	$9.32

STrategic Accelerated Redemption SecuritiesSM	TS-5

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	You will not receive a return on your Notes if the Notes are not called prior to maturity. In such event, your investment also may result in a loss.

•	Your Notes may be called on an Observation Date and, if called, you will receive the Call Amount, and your return is limited to the Call Premium.

•	Your return on the Notes, which could be negative, may be lower than the return on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Index.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

•	The Index publisher may adjust the Index or any Index Component in a way that affects its level, and these respective publishers have no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return on the Notes.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the level of the Index will appreciate from the Starting Value to its closing level on any Observation Date and you seek an early exit prior to maturity at a premium in such case.

•

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the Notes are called, regardless of the performance of the Index from its Starting Value to the date on which the Notes are called.

•

You are willing to accept that the Notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the $10 Original Public Offering Price per unit.

•

You accept that your investment may result in a loss, which could be significant, if the Notes are not called and the level of the Index decreases below the Threshold Level from the Starting Value to the Ending Value on the final Observation Date.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

•	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

•	You want to hold your Notes for the full term.

•	You anticipate that the level of the Index will depreciate from the Starting Value to the Ending Value.

•	You anticipate that the level of the Index will not be equal to or greater than the Starting Value on any Observation Date.

•	You are seeking 100% principal protection or preservation of capital.

•	You seek interest payments or other current income on your investment.

•	You want to receive dividends paid on the stocks included in the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

STrategic Accelerated Redemption SecuritiesSM	TS-6

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of the sale.

STrategic Accelerated Redemption SecuritiesSM	TS-7

The Index

The Nasdaq-100® Index

The Index is a modified market capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on The Nasdaq Global Market tier of The Nasdaq Stock Market. The Index is currently calculated and published by The Nasdaq Stock Market, Inc. (“Nasdaq”). As of December 10, 2007 the major industry groups covered in the Index (listed according to their respective capitalization in the Index) were as follows: technology (59.82%); consumer services (15.92%); health care (12.70%); industrials (6.44%); consumer goods (2.59%); telecommunications (1.97%); basic materials (0.38%) and oil & gas (0.18%). The identity and capitalization weightings of the five largest companies represented in the Index as of November 13, 2007, were as follows: Apple Computer, Inc. (13.07%); Microsoft Corporation (6.30%); Google Inc. (5.67%); QUALCOMM Incorporated (4.64%); and Cisco Systems, Inc. (3.48%). For more information on the Index, please see the section entitled “The Nasdaq-100 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the Index in the period from August 2002 through November 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the termf the Notes. On December 11, 2007, the closing level of the Index was 2,083.72.

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Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STR-2 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement

STR-2) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date.

Sale, Exchange or Redemption of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale, exchange or redemption of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale, exchange or redemption and such U.S. Holder’s tax basis in the Note so sold, exchanged or redeemed. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale, exchange or redemption.

Possible Future Tax Law Changes. On Friday, December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisers concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. Inc. intends to continue to treat the notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STR-2.

Experts

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting, included as Exhibit 99.1 in the Current Report on Form 8-K dated November 13, 2007 (“November 13, 2007 Form 8-K”) and the related financial statement schedule included in ML&Co.’s Form 10-K for the year ended December 29, 2006 are incorporated herein by reference, and have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, the three-month and six-month periods ended June 29, 2007 and June 30, 2006, and the three-month and nine-month periods ended September 28, 2007 and September 29, 2006 which is incorporated in this term sheet by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports for the quarters ended March 30, 2007, included as Exhibit 99.3 in the November 13, 2007 Form 8-K, June 29, 2007, included as Exhibit 99.2 in the November 13, 2007 Form 8-K, and September 28, 2007 included in ML&Co.’s Quarterly Reports on

STrategic Accelerated Redemption SecuritiesSM	TS-9

Form 10-Q (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

STrategic Accelerated Redemption SecuritiesSM	TS-10

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement STR-2 dated November 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507236240/d424b2.htm

•	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

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